Ogier

The New York Stock Exchange

D +1 345 815 1749

E tommy.tuohy@ogier.com

Reference: 426400.00003/TTU

21 December 2023

Indonesia Energy Corporation Limited (the Company)

We understand that the Company is trading on the NYSE American and is subject to the NYSE American Company Guide (the **Company Guide**).

We further understand that the Company has elected to follow home country practices that may be adopted by exempted companies incorporated under the Companies Act (Revised) of the Cayman Islands (the **Companies Act**). Such practices (the **Home Country Practices**) shall be set out in the Company's home country practice statement (the **Home Country Practice Statement**) in lieu of, in particular, the requirements of Section 704 of the Company Guide (the **Relevant NYSE Rule**) which requires that an issuer listed on the NYSE American must hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year.

We understand that, as required by Section 110 of the Company Guide, the Company will disclose in its Form 20-F (the **Form 20-F**) the requirements of the Company Guide that it does not follow (i.e. the requirements for holding an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year under the Relevant NYSE Rule) and the Company will describe the Home Country Practices in lieu of such requirements of the Company Guide in its Home Country Practice Statement.

Unless a contrary intention appears, all capitalised terms used in this opinion have the respective meanings set forth in documents set out in Schedule 1 hereto (the **Documents**). A reference to a Schedule is a reference to a schedule to this opinion and the headings herein are for convenience only and do not affect the construction of this opinion.

Ogier (Cayman) LLP
89 Nexus Way
Camana Bay
Grand Cayman, KY1-9009
Cayman Islands

T +1 345 949 9876
F +1 345 949 9877
ogier.com

1 Documents examined

For the purposes of giving this opinion, we have examined originals, copies, or drafts of the Documents. We have not made any searches or enquiries concerning, and have not examined any documents entered into by or affecting the Company or any other person, save for the examinations expressly referred to in Schedule 1.

2 Assumptions

In giving this opinion we have relied upon the assumptions set forth in Schedule 2 without having carried out any independent investigation or verification in respect of those assumptions.

3 Opinion

On the basis of the examinations referred to above and subject to the assumptions set forth in Schedule 2 and the qualifications set forth in Schedule 3 and the limitations set forth below, we are of the opinion that the Home Country Practices are not prohibited by:

(a) the terms of the Memorandum and Articles; or

(b) any law, regulation, order or public rule of the Cayman Islands applicable to the Company.

4 Matters not covered

We offer no opinion as to any laws other than the laws of the Cayman Islands, and we have not, for the purposes of this opinion, made any investigation of the laws of any other jurisdiction, and we express no opinion as to the meaning, validity, or effect of references in the Documents to statutes, rules, regulations, codes or judicial authority of any jurisdiction other than the Cayman Islands.

5 Governing law of this opinion

5.1 This opinion is:

(a) governed by, and shall be construed in accordance with, the laws of the Cayman Islands;

(b) limited to the matters expressly stated in it; and

(c) confined to, and given on the basis of, the laws and practice in the Cayman Islands at the date of this opinion.

5.2 Unless otherwise indicated, a reference to any specific Cayman Islands legislation is a reference to that legislation as amended to, and as in force at, the date of this opinion.

6 Who can rely on this opinion

This opinion is given for your benefit and with the exception of your professional advisers (acting only in that capacity), it may not be disclosed to or relied upon by any person or used for any other purpose or referred to or made public in any way without our prior written consent.

Yours faithfully

Ogier (Cayman) LLP

SCHEDULE 1

The Documents

1 The Certificate of Incorporation of the Company dated 24 April 2018 issued by the Cayman Islands Registrar of Companies.

2 The amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 8 November 2019 (the **Memorandum and Articles**).

SCHEDULE 2

Assumptions

1 All original documents examined by us are authentic and complete.

2 All copy documents examined by us (whether in facsimile, electronic or other form) conform to the originals and those originals are authentic and complete.

3 All signatures, seals, dates, stamps and markings (whether on original or copy documents) are genuine.

4 The Company has approved or will approve of the Home Country Practice Statement and the Form 20-F in accordance with the requirements of the Company Guide.

5 In authorising the approval of the Home Country Practice Statement and the Form 20-F each director of the Company will act in good faith with a view to the best interests of the Company and will exercise the standard of care, diligence and skill that is required of him or her.

6 There are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the actions envisaged in the Home Country Practice Statement and the Form 20-F.

7 The matters we have been informed of in respect of the Company Guide as referred to in this opinion (including the application of the same to the Company) and the Company's obligations and practices adopted in regard to the same are true and accurate in all respects.

8 We assume that the Company Guide is governed by a law other than the laws of the Cayman Islands.

9 None of the opinions expressed herein will be adversely affected by the laws or public policies of any jurisdiction other than the Cayman Islands. In particular, but without limitation to the previous sentence, the laws or public policies of any jurisdiction other than the Cayman Islands will not adversely affect the capacity or authority of the Company.

SCHEDULE 3

Qualifications

1 We render no opinion on the Company Guide, the interpretation thereof or the compliance by the Company of its obligations thereunder.

2 The laws of the Cayman Islands do not prescribe the requirements set out in the Home Country Practice Statement (or equivalents thereto) with respect to exempted companies incorporated under the Companies Act such as the Company.